UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 4, 2019

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting held on June 4, 2019

On June 4, 2019, Pacific Drilling S.A. (the "Company") held an Extraordinary General Meeting of Shareholders, at which the following resolutions were approved:

1.	Amendment of article 12.1 of the articles of association of the Company (the “Articles”), to read as follows:

“12.1. Every General Meeting will be presided over by the chairperson of the Board appointed pursuant to article 7.3(i) or, in the absence of the chairperson, (i) by any other director or officer of the Company designated by the Board or (ii) by any legal advisor, advisor, domiciliation agent or any other person in Luxembourg as the Board may deem appropriate, as designated by the Board. The secretary appointed pursuant to article 7.3(i) or, in the absence of such secretary, (i) any other director or officer of the Company designated by the Board, or (ii) any legal advisor, advisor, domiciliation agent or any other person in Luxembourg as the Board may deem appropriate, as designated by the Board, shall act as secretary at each General Meeting. In connection with each General Meeting, the Board or, in the absence of a determination by the Board, the person presiding over the General Meeting shall appoint a scrutineer who shall keep the attendance list.”

2.

Authorization of any director or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen S.A. (each an “Authorized Person”, and collectively, the “Authorized Persons”) each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the resolutions taken hereby and in particular to proceed to and carry out any required formalities in Luxembourg or any other jurisdiction where necessary and ratify any action taken by any Authorized Person.

Results of Annual General Meeting held on June 4, 2019

Also on June 4, 2019, Pacific Drilling S.A. (the "Company") held an Annual General Meeting of Shareholders, at which the following resolutions were approved:

1.

Approval of the stand-alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2018 to 31 December 2018 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the “Annual Accounts”);

2.

Approval of the consolidated financial statements of the Company for the financial period from 1 January 2018 to 31 December 2018 prepared in accordance with United States Generally Accepted Accounting Principles (the “Consolidated Financial Statements”);

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2018 to 31 December 2018;
4.

Granting of discharge of liability (quitus) to the current directors of the Company for the exercise of their mandates as directors of the Company in relation to the financial period from 1 January 2018 to 31 December 2018;

5.

Reiterate (a) the acknowledgement of the resignations from the Board of: Messrs. Jeremy Asher, Antoine Bonnier, Laurence N. Charney, Cyril Ducau, N. Scott Fine, Sami Iskander, Matthew Samuels and Robert A. Schwed (the “Pre-emergence Directors”) with effect on November 19, 2018, and (b) the granting of full discharge of liability to the Pre-emergence Directors for the exercise of their mandates as directors of the Company which ended on November 19, 2018;

6.

Confirmation of the appointment of the following Class A members of the Board: David N. Weinstein, Bernie G. Wolford, Jr. and John V. Simon as previously co-opted by the Board by resolutions taken on November 19, 2018 and December 12, 2018, respectively;

7.

Re-appointment of the following Class A members of the Board for a term ending at the annual general meeting of the Company to be held in 2020: W. Matt Ralls, Bernie G. Wolford, Jr., John V. Simon, and David N. Weinstein.

8.	Approval of compensation of the members of the Board for 2019; and
9.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	June 5, 2019	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary